REAL ESTATE

Managing Risk Becomes Critical In Today’s Wild Market, Here’s How

Jennifer Castenson
Contributor
I focus on innovation in the built environment.
Nov 14, 2022,08:20am EST



Close-up of young businessman pointing on the data [+] GETTY

There are always two sides to every story. There is no exception in the case of access to information. On one hand, it can be overwhelming and slow down processes, but on the other hand, it can inform the creation of new ideas.

However, understanding the optimal when, where and how information enters a process flow is difficult. To really maximize the benefits of the overwhelming quantities of data now available is not easily understood and is massively complicated in the realm of housing where there are dozens of stakeholders across the life of even one small project.

Let’s look at how some innovators and experts are solving for the risks that this presents to the industry, especially at such a critical moment in time, plus how technology and collaboration each play an important role.

Data Is Not Wisdom

In all parts of a project's lifetime, the difference between wisdom and data is knowing what to do with the data. Whether a consumer, an architect or an installer is faced with a 200-page door catalog, they still need access to the wisdom behind the data. So, even as technology evolves, a project's stakeholders still need to be engaged directly.

"We need technology and people – each has a role," said Bob Habian, the CEO and co-founder of Tect, a platform that gets product reps into projects as trusted advisors with direct influence on product decisions. "We believe that the power of people is greater than data and it will take time to change that factor. There is a clear difference between data and wisdom that we need to leverage – to know what to do with data, it takes wisdom."

In today's architecture, design and construction workspace, there are a nearly infinite number of products, options, processes, and assemblies. Some are predictable, but many are not. With this complexity of variables, the stakeholders have to start relying on each other for wisdom that AI and technology cannot provide.

Habian wants to leverage the existing wisdom that lives in the process. His business proposition features a product roadmap that has a strong focus on people – the people who know the best way to use the products and assemblies – and collaborate with them during critical moments in the life cycle of a project.

A Heavy Reliance on Collaboration



A group of three multi-ethnic workers at a [+] GETTY

“Right now, half of every dollar is wasted in commercial development in the US, creating a fundamental dysfunction,” Habian said. “When you layer in all the stakeholders, inherent dysfunction is rampant. We are working on the human equation and facilitating collaboration, recognizing that the only thing that matters is the successful outcome of those interactions. It’s less about a tech solution and more about a tech enabled path that involves getting people together.”

Let’s start by looking at the manufacturer’s role in the process by first assessing if they are truly enhancing product selection by being patient and by adding wisdom, not just offering a sales pitch. Ultimately, a manufacturer should help project stakeholder’s make decisions faster and even tell them when a product they provide isn’t a good fit.

“We should invite them to the table as experts, begin to trust them again, and give strong consideration to their input,” he said. “Manufacturers need to understand that rather than focusing on getting the sale on the project, they are in the conversation to bring knowledge to the design team. Then, even follow that up with a site visit to talk about constructability. We believe one’s future success is best determined b y the quality of their relationships.”
Which hypothetically is great, but the process also needs to change and adapt.

Relying On Trust

“The construction industry has some major issues to address, with high suicide rates and horrible job satisfaction,” said Eddie Campbell, the COO at tech company ABSI and also a co-host of the Construction Brothers podcast. “The industry is notorious for going over schedule and over budget and for poor quality. We also can’t find enough people to do the work, costs are going up and up, and we’re known for being tough on the environment as well.”

Given how complicated the construction ecosystem is, along with the breadth and the depth of the challenges it is facing, there is a huge need for collaboration and shared intelligence.
Right now, in the typical process, a manufacturer is not involved in the concept stage. But, with more up-front collaboration, Habian thinks there would be a huge shift in the industry for not only improved wellbeing, but better project performance.

A project’s early decisions are between builders and design teams as they try to make sense of product data, bid on it, and build it. Throughout the process, the manufacturer’s information needs to maintain integrity, but usually doesn’t even enter the process early enough.

“If a builder knows in the design stage what type of products and brands they will use, they could start the procurement as soon as possible on things that are settled versus going to bid later on the whole package,” he said. “In the way that it is done now, we are not tying the needs of procurement into the timeline. Early collaboration would accelerate major decisions and avoid many of the supply chain issues.”

With so much information and data constantly available to us, being able to trust what you are seeing and hearing right now is in high demand. At a recent event, Erika Mosse, the director of content at industry trade media group SGC Horizon, was right in line with this conversation. “There is so much conflicting data out there and you don’t know what to trust,” she said. “It’s a very volatile time with a lot of uncertainty. As someone in the field you have to know what to trust and what not to trust. Then, behave with leadership.”

Trust was also a critical component in the case of Project Summit that Campbell was impressed by. Inspired by budget overruns, construction waste and a talent shortage, the owner asked everyone working the project to wear the same uniform and even ignore what they were getting paid to drive more collaboration. He exposed all the numbers and hours on the project with a promise to make everyone whole at the end. What he found was super high worker satisfaction.

Kevin Sell, the core values officer at construction and development company United Group Services that led the $40M project, reimagined the entire broken project management process that his company has been involved in previously, really emphasizing the need for trust. At a time when contracts have been increasing from 12 to more than 50 pages, he decided to do a project that didn't need a contract because it was defined by a trusting relationship.

"It was easy, and how many times do you hear that word in construction?" he said. "We need to get back to trusting each other. If we trust, we collaborate. If we collaborate, we innovate, and our employees are happier and healthier."

By redefining the team with this "one hard hat" philosophy, he was able to achieve some incredible results, including 20% improved productivity, 10% reduced cost, improved safety, and 10% shorter project timeline.

In addition to that, the wellbeing was much better – 96% of the site crew had significantly higher job satisfaction as reported on a post-project survey. There was absolutely no turnover at the site and every single person on the project said they would prefer to work on a project that way again in the future.

How Technology Adds to the Process

Innovation is constant. Yet, the rate of adoption is much slower than the actual pace of innovation. That being the case, the pace of adoption is what matters the most. New platforms can be created every five minutes, but what is important is how many people use them. Some technologies are parsed and only serve individual silos within the industry, which can only lead to small incremental changes. Habian is a big believer that the accelerators of innovation are actually the people behind the technologies.
Campbell agrees.

"If we go to BIM or some kind of tech, we think that is going to be the core, but those are the tools that help the core function," he said. "I cannot look to a skill saw to solve all of my challenges in carpentry, because it's just a tool. We need to outfit our industry with better tools, better collaborative tools, and better ways of communicating with each other."

There is a fundamental breakdown in construction because of all of its disparate parts, leaving the stakeholders feeling empty because they don't know enough about each other.

As Habian points out, "Every person has strengths and weaknesses. The goal of a great team is to have people do more of their strength and worry less about their area of weakness. When you look at the continuum of pre-concept to early design to supply chain, it all becomes more manageable when you start to bring in expertise."

Campbell agrees that many of the smartest, most innovative companies that he has worked with are looking at new ways to collaborate. He cited a project called OS 2.0, which is the brainchild of a variety of construction users, like Google, Proctor & Gamble, and other large global companies that have industrial uses.

This group was tasked with rethinking collaborative processes, including how they rate, review and expose the performance of contractors and subcontractors so the end user has a better idea of what they are going to get. Ultimately, the goal is to have a more neighborhood mentality with less competition.

"Vertical integration is happening in force within companies, but in the future, they will pair up in a more partner collaborative environment with others who they can trust and have the

expertise and can do it repeatedly," Campbell said. "The idea is to expose more information to the people who are going to use it in the end."

Quantitatively this type of process will save money and time, preventing over insurance and less litigation.

"We need to just stop and understand what things are best served by technology and where we should just get in a room and talk," Habian said. "With things like contracts and insurance, we have to examine if they are just hindering a project or are they actually helping it. If they are hindering, we should consider options that could reduce their negative impact on the process."

Extending to the Consumer Experience


CUSTOMER
REVIEWS
4.5
Excellent !
T. John
Nice !
P. Edward
Good !
R. Lily
Very Good !
G. Robert
O. Kobin

Customer review satisfaction feedback survey [+] GETTY

The data, information and trust factor extends to the end user as well, especially considering the unique opportunity to create a personalized experience.

"We believe that there's a huge opportunity in home, which is oriented around taking care of the customer in a much better way that's aligned with what they prefer and desire," said Niraj Shah, the CEO and co-founder of Wayfair in an interview on the podcast Invest Like the Best . He goes on to explain that the home is a relatively interesting case study because many aspects of it are unbranded.

"Because it's unbranded, and because customers require that experience to get educated about what's available to find that perfect item, it puts the retailer in a very different position to help the customer and to add value to the customer through the way in which you help them navigate it through product discovery, through educational content, through sales assistance," he said on the podcast.

I draw a lot of parallels between the role of the manufacturer's sales representative to the retailer in this case.

Shah gives the example of a customer trying to make a comparison between a $99 chair, a $499 chair and a $999 chair, versus trying to compare a $99, a $109 and a $119 chair. A consumer would have a hard time understanding the differences between the chairs even though there was a 20% spread in the retail prices. Just as an architect has a hard time picking the right cement block for a project out of 20,000 different size and style options.
So, what he so eloquently points out in this interview, is that there is a concept in home of adding value into the customer experience.

"The reason home retailers have higher margin is because they have to add the value, they have to invest in adding the values so that costs them money," he said. "Well, if you can then do that at scale, you can offer the best of both worlds. You can offer the customer incredible value and still have a very good margin business, that's not true in every category of retail."

What this demonstrates is the cost and the value associated with the information and the trust in that information. When a consumer is being served value is when they will make a purchase. Much like when a manufacturer contributes their wisdom to a project team is when they can expect more invitations to more projects, and everyone involved can expect better project outcomes.

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Jennifer Castenson

I serve as the vice president of ambassador and industry partner programs at Buildxact, providing leadership and collaboration across the various verticals involved in custom homebuilding and remodeling and the industry stakeholders involved in order to guide relevant product solutions. Previously, I served as the vice president of programming at national media and data group Zonda.